Notice ASML AGM 2026 1 Public Notice Annual General Meeting 2026 of ASML Holding N.V. Notice to attend the Annual General Meeting of ASML Holding N.V. (“ASML” or the “Company”) to be held at the TWINSCAN Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands, on Wednesday 22 April 2026, starting at 10.00 am CET (the “AGM”). In addition to attending the AGM in person, shareholders are offered the possibility to follow the AGM virtually, to vote virtually and to ask written questions during the meeting. Further information regarding attendance and voting can be found below under ‘Registration, (virtual) attendance and voting’. Agenda 1. Opening Non-voting 2. Overview of the Company’s business, financial situation and ESG sustainability Non-voting 3. Financial statements, results and dividend a) Advisory vote on the remuneration report for the Board of Management and the Supervisory Board for the financial year 2025 b) Proposal to adopt the financial statements of the Company for the financial year 2025, as prepared in accordance with Dutch law c) Clarification of the Company’s reserves and dividend policy d) Proposal to adopt a dividend in respect of the financial year 2025 Voting item Voting item Non-voting Voting item 4. Discharge a) Proposal to discharge the members of the Board of Management from liability for their responsibilities in the financial year 2025 b) Proposal to discharge the members of the Supervisory Board from liability for their responsibilities in the financial year 2025 Voting items 5. Proposal to approve the number of shares for the Board of Management Voting item 6. Composition of the Board of Management a) Notification of the intended appointment of Mr. M.J.A. Pieters as a member of the Board of Management in the position of Chief Technology Officer b) Notification of the intended reappointment of Mr. R.J.M. Dassen as a member of the Board of Management in the position of Chief Financial Officer c) Notification of the intended reappointment of Mr. F.J.M. Schneider- Maunoury as a member of the Board of Management in the position of Chief Operations Officer Non-voting Exhibit 99.2

Notice ASML AGM 2026 2 Public 7. Composition of the Supervisory Board a) Proposal to reappoint Ms. T.L. Kelly as a member of the Supervisory Board b) Proposal to reappoint Ms. A.L. Steegen as a member of the Supervisory Board c) Proposal to appoint Mr. B. Loh as a member of the Supervisory Board d) Composition of the Supervisory Board in 2027 Voting item Voting item Voting item Non-voting 8. Appointment external auditor a) Proposal to appoint PricewaterhouseCoopers Accountants N.V. as the external auditor to issue an independent auditor’s opinion on ASML’s financial statements for the reporting year 2027 b) Proposal to appoint PricewaterhouseCoopers Accountants N.V. as the external auditor to carry out the assurance of ASML’s sustainability statements for the reporting year 2027 Voting items 9. Proposals to authorize the Board of Management to issue ordinary shares or grant rights to subscribe for ordinary shares, as well as to restrict or exclude the pre-emption rights accruing to shareholders a) Authorization to issue ordinary shares or grant rights to subscribe for ordinary shares up to 5% for general purposes and up to 5% in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances b) Authorization of the Board of Management to restrict or exclude pre-emption rights in connection with the authorizations referred to in item 9 a) Voting items 10. Proposal to authorize the Board of Management to repurchase ordinary shares up to 10% of the issued share capital Voting item 11. Proposal to cancel ordinary shares Voting item 12. Any other business Non-voting 13. Closing Non-voting Meeting documents The agenda including explanatory notes, the annual report 2025 including the financial statements 2025 in accordance with Dutch law (including explanation), the remuneration report 2025, as well as any other meeting documents (the “AGM Documents”) are available upon request and free of charge at the office of ASML (ASML Holding N.V., Corporate Secretariat, De Run 6501, 5504 DR Veldhoven, email: corporate.secretariat@asml.com) or via www.asml.com/agm2026. Electronic copies of these documents can also be obtained via ABN AMRO Bank, email: AVA@nl.abnamro.com or www.abnamro.com/evoting. The AGM Documents are available in the English language.

Notice ASML AGM 2026 3 Public Record date In accordance with the statutory provisions, eligible meeting participants and persons entitled to vote at the AGM are those persons who on Wednesday 25 March 2026 (the “Record Date”), after processing of all entries and deletions as of that date, are recorded in a (sub-)register designated by the Board of Management, and are registered in the manner outlined under ‘Registration, (virtual) attendance and voting’. Changes in shareholdings after the Record Date have no further influence as far as entitlement to vote is concerned: only shares owned and settled on the Record Date are entitled to be voted on at the AGM. Pursuant to the provisions of Dutch law, all ASML shares are also freely tradable after the Record Date, and there is no share blocking associated with the AGM. Registration, (virtual) attendance and voting Holders of shares traded on Euronext in Amsterdam (“Euronext Amsterdam”) For holders of shares traded on Euronext Amsterdam the Board of Management has designated as register or sub-registers the records of the intermediaries of Euroclear Nederland. Registration Holders of shares traded on Euronext Amsterdam who wish to attend the AGM virtually, in person or by proxy must notify ABN AMRO Bank N.V. (“ABN AMRO”), through their bank or broker, that they wish to attend the AGM. Shareholders may also register for the AGM via www.abnamro.com/evoting. Registration requests may be submitted in the period starting Thursday 26 March 2026 until and including Wednesday 15 April 2026, 5.00 pm CET. No later than Thursday 16 April 2026, 1.00 pm CET the intermediaries must provide ABN AMRO via www.abnamro.com/intermediary with an electronic statement containing the number of shares held by the respective shareholders on the Record Date and for which number of shares registration for the AGM is requested. Please note that the deadline set by your intermediary may differ from the shareholder deadline we have established. Admission to the AGM Shareholders who wish to attend the AGM in person will subsequently receive a confirmation of registration, including registration number, by email or regular mail. The registration number will give shareholders entrance to the AGM. Shareholders or their proxies will be requested to identify themselves by means of a valid identification document prior to the AGM. There will be a security check in the reception area and a routine bag search may be undertaken. Voting Shareholders who wish to attend the AGM in person are requested to vote electronically by using their own electronic device (smartphone and tablet). In addition, ASML has voting devices available in case shareholders do not wish to use their own electronic device. Virtual attendance and virtual voting Shareholders who wish to attend the AGM as virtual attendees through the online platform can log in at www.abnamro.com/evoting using their user account and password. If a shareholder is a new user and does not yet have a user account and password, he/she can create a user account and password at www.abnamro.com/evoting. Further instructions for logging in and creating a new user account and password can be found at www.abnamro.com/evoting. Shareholders who have registered for virtual attendance of the AGM will receive a confirmation of registration by email which will contain a unique link. Via this link the respective shareholder can log in to the online platform of the AGM by means of a two-factor verification process (with SMS verification).

Notice ASML AGM 2026 4 Public Shareholders may log in to the online platform of the AGM on Wednesday 22 April 2026 from 9.00 am CET until the start of the AGM at 10.00 am CET. Shareholders who have not logged in before the start of the AGM via the online platform cannot vote and can only see, hear or otherwise follow the proceedings. The start time of the voting on the voting items of the AGM, will be determined in accordance with the provisions of ASML's Terms and Conditions for Hybrid General Meetings. Shareholders will be able to vote electronically using their smartphone, tablet, laptop or PC during the AGM on the online platform at www.abnamro.com/evoting. This only applies in so far as the intermediary of the Shareholder makes online voting possible. ASML's Terms and Conditions for Hybrid General Meetings apply to shareholders who wish to take part in the AGM through the online platform respectively attend the AGM in person. More information about in person and virtual participation in the AGM can be found in ASML's Terms and Conditions for Hybrid General Meetings. These terms and conditions are available at www.asml.com/agm2026. To be certain that a device is compatible, we recommend shareholders to verify this before deciding whether to attend the AGM in a fully virtual capacity. We also recommend that shareholders who choose to attend the AGM and/or vote virtually through the online platform log in to the online platform at least 15 minutes before the starting time of the AGM. Shareholders who wish to attend the AGM in a virtual capacity face certain risks (as described in more detail in ASML's Terms and Conditions for Hybrid General Meetings). If a shareholder wishes to avoid such risks, he or she should appoint a voting proxy or attend the AGM in person. The intermediaries are requested to provide the valid email address, securities account and mobile phone number for shareholders who wish to attend the AGM in a virtual capacity through the online platform for authentication purposes in order for these shareholders to gain admission to the AGM. Voting by proxy Shareholders who do not wish to attend the AGM virtually nor in person and/or do not wish to vote virtually nor in person during the AGM, may grant a proxy to civil-law notary Mr. N.M. van Dijk (or his substitute or one of the civil-law notaries of Meijer Notarissen B.V., Keizersgracht 695, 1017 DW Amsterdam), and instruct him/her to vote at the AGM on their behalf. In order to vote by proxy, shareholders must have registered their shares as described above. Shareholders can submit their voting instructions online via www.abnamro.com/evoting until and including Wednesday 15 April 2026, 5.00 pm CET. Shareholders who are unable to submit voting instructions through the internet may grant a written proxy to civil-law notary Mr. N.M. van Dijk (or his substitute or one of the civil-law notaries of Meijer Notarissen B.V., Keizersgracht 695, 1017 DW Amsterdam) by using a voting instruction form which is available at www.asml.com/agm2026 or which can be obtained in electronic form upon request at ABN AMRO via email: AVA@nl.abnamro.com. In order to vote by proxy shareholders must have registered their shares as described above. After completion and signing, the voting instruction form should be sent by email to AVA@nl.abnamro.com no later than Wednesday 15 April 2026, 5.00 pm CET. Holders of shares traded on Nasdaq Stock Market LLC (“Nasdaq”) For holders of shares traded on Nasdaq (“NY Shareholders”), the Board of Management has designated as register the Shareholders’ Register kept at New York by JPMorgan Chase Bank, N.A. (“JPMorgan”). NY Shareholders who are registered on Wednesday 25 March 2026 at 5.00 pm EST, after processing of all settlements and wish to vote, must notify JPMorgan, P.O. Box 64873, St. Paul, MN 55164-0873, U.S.A or through their bank or broker - no later than Tuesday 14 April 2026, 8.00 am EST. NY Shareholders who are registered on Wednesday 25 March 2026 at 5.00 pm EST, after processing of all settlements, and who wish to attend the AGM, must notify JPMorgan, P.O. Box 64873, St. Paul, MN 55164-0873, U.S.A - directly on telephone 800-990-1135 (from the US) or +1-651-453-2128 (from outside the US) or through their bank or broker - no later than Tuesday 14 April 2026, 8.00 am EST.

Notice ASML AGM 2026 5 Public NY Shareholders who do not wish to attend the meeting in person may vote by means of a proxy card. The proxy card should be received by JPMorgan at the address mentioned above no later than Tuesday 14 April 2026, 8.00 am EST. JPMorgan will forward the proxy cards to the Company on the NY Shareholders’ behalf; in case the name of the proxy is left blank, the Company shall designate the Deputy Company Secretary or another employee of ASML’s Legal & Compliance Department designated by ASML to act as proxy for such shareholders at the AGM and to vote on their behalf. Holders of shares registered in the Shareholders’ Register kept at Veldhoven Shareholders who are registered in the Shareholders’ Register kept at Veldhoven and who wish to attend the AGM either in person or by proxy can register for the AGM in the period starting Thursday 26 March 2026 until and including Wednesday 15 April 2026, 5.00 pm CET, through ASML Holding N.V., Corporate Secretariat, De Run 6501, 5504 DR Veldhoven, the Netherlands, email: corporate.secretariat@asml.com. Shareholders who do not wish to attend the AGM in person, but do wish to vote, may grant a proxy to civil- law notary Mr. N.M. van Dijk (or his substitute or one of the civil-law notaries of Meijer Notarissen B.V., Keizersgracht 695, 1017 DW Amsterdam), and instruct him/her to vote at the AGM on their behalf by means of a voting instruction form. A voting instruction form can be downloaded via the ASML website (www.asml.com/agm2026) or can be obtained upon request at the Company (email: corporate.secretariat@asml.com). In order to vote by proxy shareholders must register their shares as described above. After completion and signing the voting instruction form should be sent to the proxy. In case of granting a proxy to civil-law notary Mr. N.M. van Dijk (or his substitute or one of the civil-law notaries of Meijer Notarissen B.V., Keizersgracht 695, 1017 DW Amsterdam), the voting instruction form should be sent to: civil-law notary Mr. N.M. van Dijk, Keizersgracht 695, 1017 DW Amsterdam, the Netherlands, where it should be received no later than Wednesday 15 April 2026, 5.00 pm CET. Webcast There will be a live video broadcast of the integral AGM via ASML’s AGM website. The website link for the webcast will be published on Wednesday 22 April 2026 on ASML’s AGM website (www.asml.com/agm2026). Language Given the international nature of ASML and because ASML’s corporate language is English, the AGM will be conducted in the English language. A live translation into Dutch will be offered and shareholders will have the opportunity to address the AGM in the Dutch language. Questions Shareholders who have registered to attend the AGM virtually and who are logged in on the online platform for the AGM have the opportunity to ask questions in writing during the AGM. For general information or any remaining questions following the above, please refer to ASML's Deputy Company Secretary, Angela van de Kerkhof, via email: corporate.secretariat@asml.com. Veldhoven, 9 March 2026 The Board of Management